UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Integrated Environmental Technologies, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
639048 10 7
(CUSIP Number)
E. Wayne Kinsey, III
2801 Post Oak Blvd., Suite 400
Houston, Texas 77056
(713) 986-2500

with a copy to:

Eric A. Blumrosen
Gardere Wynne Sewell LLP
1000 Louisiana, Suite 3400
Houston, Texas 77002
713-276-5533
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 27, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Benchmark Performance Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1  Based on 105,329,893 shares issued and outstanding.

1	NAMES OF REPORTING PERSONS E. Wayne Kinsey, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

	7	SOLE VOTING POWER

NUMBER OF		35,017,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,017,500

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,017,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
2  Based on 105,329,893 shares issued and outstanding.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the joint Schedule 13D filed on June 6, 2008 and amended by Amendment No. 1 to Schedule 13D filed on December 23, 2008 and Amendment No. 2 to Schedule 13D filed on May 1, 2009 and Amendment No. 3 to Schedule 13D filed on November 25, 2009 by Benchmark Performance Group, Inc. (“Benchmark”) and E. Wayne Kinsey III (the “Original Schedule 13D”).
Except as provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Original Schedule 13D.
Item 1. Security and Issuer.
No modification is made to Item 1 of the Original Schedule 13D.
Item 2. Identity and Background.
No modification is made to Item 2 of the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
No modification is made to Item 3 of the Original Schedule 13D.
Item 4. Purpose of Transaction.
The following is added to Item 4 of the Original Schedule 13D by adding the following at the end thereof:
In conjunction with a recapitalization of Benchmark effective on January 21, 2011, Benchmark distributed the 35,000,000 shares of common stock of IET that it owned to Mr. Kinsey. In connection with such recapitalization, Mr. Kinsey retains a significant equity interest in Benchmark and continues to serve as its President and Chief Executive Officer. Benchmark continues to be a party to the Exclusive License and Distributorship Agreement dated June 20, 2007 with IET. Mr. Kinsey has no definitive plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. However, Mr. Kinsey is evaluating on an ongoing basis IET’s financial condition, business, operations and prospects, the market price of its common stock, conditions of the securities markets generally, general economic and industry conditions and other factors. In particular, Mr. Kinsey may purchase additional common stock or other securities of IET or may sell or transfer common stock of IET beneficially owned by him from time to time in public or private transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of IET’s securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law.
Item 5. Interest in Securities of the Issuer:
The information in Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:
(a)	As of the filing date of this Amendment, as a result of Benchmark’s recapitalization, Benchmark may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote 0 shares of common stock, which represents 0% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Benchmark as of January 26, 2011 by 105,329,893 shares (the number of outstanding shares of Common Stock of IET as of October 12, 2010, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010).

Mr. Kinsey beneficially owns 35,017,500 shares of common stock which represents approximately 33.2% of the shares of common stock of IET.

(b)	Mr. Kinsey has sole power to vote and to dispose of the number of shares set forth on the cover page of this Amendment.

Benchmark has sole power to vote and to dispose of 0 shares of common stock of IET. The Reporting Persons do not have shared power to vote or dispose of any shares of common stock of IET.

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Benchmark ceased to be the beneficial owner of more than five percent of the shares of common stock of IET on January 21, 2011.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
No modification is made to Item 6 of the Original Schedule 13D.
Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D/A on December 23, 2008).

SIGNATURE
After reasonable inquiry and not to the best of the undersigned’s knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 27, 2011

Benchmark Performance Group, Inc.
By:	/s/ E. Wayne Kinsey, III
	Name:	E. Wayne Kinsey, III
	Title:	President and Chief Executive Officer

/s/ E. Wayne Kinsey, III
E. Wayne Kinsey, III